[SP Letterhead]
December 14, 2007
Tim Buchmiller
Senior Attorney
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Schering-Plough Corporation
Definitive Proxy Statement filed April 20, 2007
Dear Mr. Buchmiller:
          This letter responds to your letter dated December 5, 2007. On September 21, 2007, we responded to your initial letter dated August 21, 2007. Set below are each of the comments included in your December letter and Schering-Plough’s response.

1.	We note your responses to prior comments 5, 8 and 9. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of those responses in your Compensation Discussion and Analysis.
          In future proxy filings, we confirm that we will include disclosures that reflect the substances of our responses made in prior comments 5, 8 and 9 in our Compensation Discussion and Analysis.

2.	We note your response to prior comment 7. As requested by that comment, please confirm that the Compensation Discussion and Analysis in your future filings will provide substantive analysis and insight into how the compensation committee determined the actual amounts awarded to each named executive officer under each element of your equity and other forms of long-term compensation.
          In future proxy filings, we confirm that we will provide substantive analysis and insight into how the Compensation Committee determined the actual amounts awarded to each named executive officer under each element of our equity of other forms of long-term compensation in our Compensation Discussion and Analysis.

          If you have any questions or require additional information, please call me at (908) 298-7175 or Susan Ellen Wolf, Corporate Secretary, at (908) 298-7354.

Sincerely, /s/ Grace K. Lee
Grace K. Lee Senior Counsel and Deputy Secretary

cc:    Hans Becherer, Compensation Committee Chair
Fred Hassan, Chairman and CEO
Ira Kay, consultant to the Compensation Committee
Susan Ellen Wolf, Corporate Secretary

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